UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated April 1, 2015

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

The following document is being submitted herewith:

•	Press Release dated March 10, 2015

•	Press Release dated March 26, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.
(Registrant)

Date:	April 1, 2015	By:	/s/ “Tyler W. Robinson”
Tyler W. Robinson
Vice President & Corporate Secretary

2

Enbridge Gas Distribution Applies to Adjusts Rates

TORONTO, ONTARIO — (March 10, 2015) – Enbridge Gas Distribution Inc. (Enbridge) has applied to the Ontario Energy Board (OEB) to decrease its rates effective April 1, 2015. Enbridge submits rate adjustment applications every three months, and they are reviewed and approved by the OEB.

If approved, typical residential customers* who buy their gas supply from Enbridge will see a total bill decrease of about 10 per cent or about $100 a year. As a result, their total bill will be about $934 a year. Natural gas continues to provide the best value to customers, with the typical customer’s total annual bill still less than it was 10 years ago.

Jamie LeBlanc, Director of Energy Supply and Policy at Enbridge, says that despite the cold winter, natural gas supply costs remained relatively stable this winter. “The decrease is due to lower natural gas prices. Gas supply costs are passed through to customers without any mark-up – they pay what we pay.”

For more information on how natural gas rates are set, visit: http://youtu.be/TQQDo63UBKc

Enbridge reminds customers that there are options to help manage energy bills:

•	For qualifying customers:

•	Enbridge funds the OEB’s Low-Income Energy Assistance Program (LEAP) which provides emergency financial assistance towards past due energy bills.

•	The Home Winterproofing Program helps eligible low-income customers lower their energy costs and make their homes healthier and more energy efficient. Qualifying customers may have free energy efficiency upgrades, such as insulation, installed to reduce their energy costs. Learn more at enbridgegas.com/winterproofing.

•	Customers who are having trouble paying their bills should call Enbridge as soon as possible to set up payment arrangements.

•	Customers can find more energy efficiency tips at enbridgegas.com/energyefficiency.

•	Customers who have signed up for myEnbridge can now access their personalized My Home Health Record, which provides natural gas consumption comparisons to similar homes, along with energy saving tips and advice. Customers can register for myEnbridge at www.enbridgegas.com/myenbridge

•	The Home Health Record can be found at https://www.enbridgegas.com/AU/MyOPower.aspx?au=y

About Enbridge Gas Distribution

Enbridge Gas Distribution Inc. has a more than 160-year history and is Canada’s largest natural gas distribution company. It is owned by Enbridge Inc., a Canadian-based leader in energy transportation and distribution and one of the 2013 Global 100 Most Sustainable Corporations. Enbridge Inc. has been selected as one of Canada’s Greenest Employers for 2013 and is one of Canada’s Top 100 Employers. Enbridge Gas Distribution and its affiliates distribute natural gas to two million customers in Ontario, Quebec, New York State and New Brunswick. For more information, visit www.enbridgegas.com or follow us on Twitter @EnbridgeGasNews.

*	Calculations are based on the assumption that typical residential customers, who buy their gas supply and transportation from Enbridge, uses about 2,400 cubic metres of natural gas a year for home and water heating.

Contact:

Tanya Bruckmueller, Manager, Media Relations

1-855-884-5112

enbridgegasmedia@enbridge.com

Enbridge Gas Distribution Inc.

NEWS RELEASE

Enbridge Reports on Progress and Challenges in Corporate Social Responsibility Performance

CALGARY, ALBERTA (March 26, 2015) — Enbridge Inc. (TSX:ENB) (NYSE:ENB) is making strides in reaching its goal of being an industry leader in safety and reliability, and continuing to build social and environmental considerations into its planning and decision-making, according to its 2014 annual report on corporate social responsibility (CSR) performance.

“Our purpose as a company is to fuel people’s quality of life by delivering energy to where North Americans need it — reliably, efficiently and with the safety of our employees, the public and the environment in mind,” said President and CEO Al Monaco.

“Our annual CSR report helps us hold ourselves accountable for our performance and for how we are responding to the social, economic and environmental factors driving our business. It also outlines areas where we have more work to do and the approach we’re taking to get better, such as deepening our engagement with stakeholders and communities where we operate.”

The report shows Enbridge is making progress toward its goal of industry leadership in pipeline safety and operational reliability.

In 2014, for example, the Company invested more than $1.14 billion in system integrity and leak detection programs throughout its Liquids Pipelines Business Segment’s operations. During the same period, spill volumes from Enbridge’s liquids pipelines decreased from 2013 and 2012 levels.

“Safety and environmental protection is our number one priority in all our operations. No single incident will ever be acceptable and that’s why we continuously invest in new integrity management technology and advancements in leak detection,” said Mr. Monaco.

Enbridge’s 2014 CSR Report reflects the Company’s most rigorous approach to-date to reporting on topics identified as priorities by stakeholders. As a result, it includes more information on Enbridge’s approach to sustainability challenges such as climate change, water protection, supply chain management, community economic benefits, and Aboriginal and Native American rights and engagement.

Enbridge’s full 2014 CSR Report can be found online at csr2014.enbridge.com. The report discloses Enbridge’s performance and data in key environmental, social and governance areas.

Enbridge released its 2014 CSR Report concurrently with its 2014 Annual Report, which provides a detailed overview of the Company’s financial and operating performance for the same year and includes Consolidated Financial Statements and related Management’s Discussion and Analysis (MD&A) for the year ended December 31, 2014. All of these documents, along with Enbridge’s Annual Information Form (Canada) and Form 40-F (United

States), are available at www.sedar.com (Canadian filings), www.sec.gov (U.S. filings), or www.enbridge.com/investorfilings.

Highlights from Enbridge’s Annual Report have been mailed to all shareholders with a copy of the Management Information Circular and information relating to the Company’s annual meeting of shareholders to be held on Wednesday, May 6, 2015. A full copy of the report, including MD&A and financial statements, is being distributed to those shareholders who have opted to receive it.

Printed copies of the Annual Report will be available in both English and French on request. To request a copy of the Report, call 1-800-481-2804 or email investor.relations@enbridge.com.

Enbridge is one of the three Canadian energy companies on the 2015 Global 100 List of Most Sustainable Corporations, and also one of three Canadian energy companies on the 2014 Dow Jones Sustainability World Index. Both of these independent rating systems assess corporate performance on key social, economic and environmental indicators.

About Enbridge Inc.

Enbridge, a Canadian Company, is a North American leader in delivering energy and has been included on the Global 100 Most Sustainable Corporations in the World ranking for the past seven years. As a transporter of energy, Enbridge operates, in Canada and the United States, the World’s longest crude oil and liquids transportation system. The Company also has significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in more than 2,200 MW (1,600 MW net) of renewable and alternative energy generating capacity and is expanding its interests in wind, solar and geothermal facilities. Enbridge employs more than 11,000 people, primarily in Canada and the United States and is ranked as one of Canada’s Top 100 Employers for 2015. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com. None of the information contained in, or connected to, Enbridge’s website is incorporated in or otherwise part of this news release.

FOR FURTHER INFORMATION PLEASE CONTACT:

Graham White	Adam McKnight
Media	Investment Community
(403) 508-6563 or Toll Free: (888) 992-0997	(403) 266-7922
Email: graham.white@enbridge.com	Email: adam.mcknight@enbridge.com